Exhibit 99.1

PRESS RELEASE

CHC ANNOUNCES SECOND QUARTER RESULTS

Monday, December 13, 2004, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) today announced unaudited financial results for the three and six months ended October 31, 2004.

Financial Highlights (in millions of Canadian dollars, except per share amounts)

		Three Months Ended		Six Months Ended

		October 31,	October 31,	October 31,	October 31,
		2004	2003	2004	2003

CHC Helicopter	Revenue	$225.3	$172.7	$450.8	$341.6
Corporation	Consolidated Segment EBITDA[1]	42.9	30.1	87.3	59.0
	Net earnings from continuing operations	16.0	16.0	39.3	30.4
	Net loss from discontinued operations	(17.3)	(0.5)	(18.3)	(1.2)
T 604.276.7500	Net (loss) earnings	(1.3)	15.5	21.0	29.2
F 604.279.2474	Cash flow[2]	45.6	37.7	87.2	75.1
	Per share information
www.chc.ca	Basic
	Net earnings from continuing operations	$0.76	$0.76	$1.87	$1.46
	Net loss from discontinued operations	(0.82)	(0.02)	(0.87)	(0.06)
	Net (loss) earnings	(0.06)	0.74	1.00	1.40
	Diluted
	Net earnings from continuing operations	$0.70	$0.71	$1.72	$1.36
	Net loss from discontinued operations	(0.75)	(0.02)	(0.80)	(0.06)
	Net (loss) earnings	(0.05)	0.69	0.92	1.30

Highlights

•
Revenue for the second quarter was $225.3 million, up $52.6 million from the $172.7 million for the same period last year. The inclusion of Schreiner Aviation Group (“Schreiner”) contributed $39.4 million to this revenue increase with an additional $10.4 million attributable to growth in the Company’s International flying segment and $2.8 million of net increases throughout the Company including revenue from newly acquired businesses in the Company’s repair and overhaul segment.

•
Consolidated Segment EBITDA for the second quarter increased $12.8 million (43%), from $30.1 million in the same period last year primarily due to the inclusion of Schreiner and a net increase in other segments of the Company’s operations.

•	Consolidated Segment EBITDA margins for the quarter improved to 19.0% from 17.4% for the same period last year.

1 See “Review of Segment Revenue and Segment EBITDA” in Management’s Discussion and Analysis.
2 See definitions under “Non-GAAP Financial Measures” in Management’s Discussion and Analysis.

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•	Net earnings from continuing operations included the following after tax costs:

	Three Months Ended		Six Months Ended

	October 31,	October 31,	October 31,	October 31,
	2004	2003	2004	2003

Restructuring and debt settlement costs	$2,788	$1,724	$4,181	$2,633
Tax asset adjustment	4,200	-	4,200	-

Total after tax costs	$6,988	$1,724	$8,381	$2,633

Diluted net earnings per share impact	$0.30	$0.08	$0.37	$0.12

•
During the three months ended October 31, 2004 the Company completed its acquisition of Multifabs Survivals Ltd. and acquired a majority position in Aero Turbine Support Ltd. for a total purchase price of $18.3 million including the assumption of debt. Both acquisitions will strengthen the Company’s global support capabilities.

•
The Company continues the reorganization of its management structure and operations with a view to strengthening and securing its leadership position. The Company has incurred $4.1 million ($2.8 million after tax) of costs related to these initiatives in the second quarter.

•
The Company has entered into agreements to divest of three non-core businesses for potential total cash and non-cash consideration of $18.1 million. A fair value adjustment of $16.8 million has been recorded in relation to the Composites business in the second quarter. It is expected that a net gain before tax of approximately $7.5 million will be realized when the sale of all three of these businesses is completed based on the expected potential sale proceeds.

Investor Conference Call

The Company’s 2nd quarter conference call and webcast will take place Tuesday, December 14, 2004 at 10:30 a.m. EST. To listen to the conference call, dial 416-640-4127 for local and overseas calls, or toll-free 1-800-814-4853 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917, or 877-289-8525 and enter passcode “21100628#”. The replay will be available until December 19, 2004.

The financial results and a live webcast of the conference call will be available through the CHC’s website at www.chc.ca. The webcast is also available at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=958320.

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CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in 30 countries and a team of approximately 3,500 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Rick Davis, Vice-President,
& Chief Financial Officer	Financial Reporting
604-276-7500	604-279-2471

Chris Flanagan Director of Communications 604-279-2493/340-7659 If you wish to be removed or included on the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission and in the Company’s annual information form filed with Canadian security regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations - Three Months and Six Months Ended October 31, 2004

This management’s discussion and analysis (“MD&A”) may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (the “Company”) with the United States Securities and Exchange Commission and in the Company’s annual information form filed with Canadian security regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

This MD&A and the accompanying unaudited consolidated interim financial statements and notes thereto should be read in conjunction with the Company’s Audited Consolidated Financial Statements and MD&A for the year ended April 30, 2004 and related notes thereto, as set forth in the Company’s Annual Report (the “2004 Annual Filings”).

All information reflected herein is expressed in Canadian dollars and is prepared by management in accordance with Canadian generally accepted accounting principles and in accordance with generally accepted accounting principles in the United States except as described in Note 18 to the Company’s unaudited consolidated interim financial statements to which this MD&A relates.

Additional information regarding the Company, including copies of the Company’s continuous disclosure material such as the Company’s annual information form, is available on the Company’s website at http://www.chc.ca or through the SEDAR website at www.sedar.com.

This MD&A has been prepared as at December 13, 2004.

Overview of Results

Revenue for the three months ended October 31, 2004 increased by $52.6 million, which included a favourable foreign exchange impact of $1.4 million. Year to date revenue growth of $109.2 million included a favourable foreign exchange impact of $7.4 million. Consolidated Segment EBITDA for the second quarter increased by $12.8 million and included $1.0 million in unfavourable foreign exchange. Year to date Consolidated Segment EBITDA increased by $28.3 million from the same period last year, of which $0.3 million was due to favourable foreign exchange.

Net earnings from continuing operations for the three months ended October 31, 2004 were $16.0 million ($0.70 per share, diluted) on revenue of $225.3 million as compared to $16.0 million ($0.71 per share, diluted) on revenue of $172.7 million for the same period last year.

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Major items impacting quarterly earnings included:
•	an increase in Consolidated Segment EBITDA of $12.8 million;
•	increased financing charges of $5.1 million due primarily to foreign exchange gains in the prior year;
•	increased restructuring and debt settlement costs of $1.6 million;
•	a higher effective income tax rate; and
•	a tax expense of $4.2 million related to a future tax asset adjustment.

Net earnings from continuing operations for the six months ended October 31, 2004 were $39.3 million ($1.72 per share, diluted) on revenue of $450.8 million as compared to net earnings from continuing operations of $30.4 million ($1.36 per share, diluted) on revenue of $341.6 million for the same period last year.

The net loss from discontinued operations for the three months ended October 31, 2004 was $17.3 million ($(0.75) per share, diluted) which includes a $16.8 million fair value adjustment and after tax losses of $0.5 million on businesses held for sale (discontinued operations). This compares to a net loss from discontinued operations of $0.5 million ($(0.02) per share, diluted) for the same period last year.

The net loss from discontinued operations for the six months ended October 31, 2004 was $18.3 million ($(0.80) per share, diluted) which also includes the fair value adjustment of $16.8 million and after tax losses of $1.5 million on businesses held for sale (discontinued operations). This compares to a loss from discontinued operations of $1.2 million ($(0.06) per share, diluted) for the same period last year.

The net loss during the three months ended October 31, 2004 was $1.3 million ($(0.05) per share, diluted) compared to net earnings of $15.5 million ($0.69 per share, diluted) in the same period last year. Net earnings year to date were $21.0 million ($0.92 per share, diluted) as compared to $29.2 million ($1.30 per share, diluted) for the same period last year.

Significant Events

Acquisitions

In the three months ended October 31, 2004 the Company completed the acquisition of Multifabs Survival Ltd. (“Multifabs”), an Aberdeen based company specializing in the production of cold-water survival suits for military forces, emergency services and oil and gas transportation companies around the world. The Company also acquired a majority position in Aero Turbine Support Ltd. (“ATSL”), an independent aircraft engine repair and overhaul company servicing General Electric CT58/T58 and Pratt & Whitney Canada, PT6T turboshaft engines. These acquisitions will strengthen the Company’s global support capabilities consistent with its strategic expansion objectives. The total purchase price to acquire these companies was $18.3 million including the assumption of debt.

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Organizational restructuring

As explained in the first quarter, the Company has started an organizational restructuring and will be consolidating all operations into three new operating divisions: CHC Global Support, CHC Global Operations and CHC European Operations. To date, the Company has relocated its head office and the senior management of both CHC Global Support and CHC Global Operations to Vancouver, Canada. The new corporate structure will improve performance throughout the Company and reduce overhead costs.

Total costs associated with general organization restructure planning and the relocation of the Company’s head office which includes severance, termination, relocation, consulting and other costs will be approximately $5.2 million and will be substantially incurred within the current fiscal year. Costs incurred in relation to these items totaled $3.5 million in the six months ended October 31, 2004. Additional costs of $1.5 million were incurred, primarily in Europe, on related restructuring initiatives in the three and six months ended October 31, 2004 for a total cost of $5.0 million year-to-date.

The Company is currently in consultation with the Works Council in the Netherlands and employee representatives in Norway to complete plans for restructuring initiatives in these jurisdictions. The original head office in St. John’s, Newfoundland will be closed on December 31 and the building and associated fixed base operations in this location will subsequently be sold. As a result of the restructuring, the Company anticipates a reduction in headcount of approximately 180 people worldwide and expects the restructuring to be completed in the short term subject to the consultation process currently ongoing with our employee representatives. Once the restructured organization is fully operational, the Company expects further cost savings from fleet management, procurement, logistics and other efficiencies. The magnitude of these cost savings will be disclosed as decisions are made and the savings are realized. Total restructuring costs are not yet determinable because final plans, timing and approvals have not yet been completed or obtained.

Businesses held for sale (discontinued operations)

The Company has entered into separate agreements to sell CHC Composites Inc. (“Composites”) and non-core components of the Schreiner business segment, operating as Schreiner Target Services Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”). Composites, located in Gander, NL, Canada, manufactures advanced composite and bonded metal components for the aerospace industry. Schreiner Canada assembles, services and operates unmanned air, ground and sea vehicles and targets for training military forces and the defence industry and is based in Medicine Hat, AB, Canada. SAMCO is a certified aviation maintenance facility, located at Maastricht-Aachen Airport, the Netherlands, specializing in base maintenance and the repair, maintenance and modification of fixed wing aircraft.

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Total proceeds expected from these divestitures are estimated at $18.1 million consisting of $13.9 million of cash and $4.2 million of non-cash consideration. The combined carrying value of the businesses held for sale (discontinued operations) at October 31, 2004 was $10.6 million. A fair value adjustment of $16.8 million has been recorded in relation to the Composites business in the second quarter. It is expected that a net gain before tax of approximately $7.5 million will be realized when the sale of all three of these businesses is completed based on the expected potential sale proceeds. Although separate agreements have been reached to sell these businesses, the final sale of each is subject to a number of closing conditions and closing date working capital, net total debt and other adjustments.

Subsequent Events

a)
Subsequent to quarter end the Company agreed to the terms of revised senior credit facilities to replace the existing facilities which were due to mature in July 2005. The new senior facilities consist of a revolving facility of US dollar 175 million (existing US dollar 105 million), a revolving facility of pound sterling 6.8 million (existing pound sterling 6.8 million), a non-revolving facility of pound sterling 7.9 million (existing pound sterling 7.9 million) and a non-revolving facility of euro 66.1 million (existing euro 66.1 million). The terms of the revised senior credit facilities provide for increased flexibility in both financial and non-financial covenants, extension of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

The revised senior credit facility will be provided by a syndicate of banks.

b)
Subsequent to quarter end the Company announced an agreement to acquire the assets and capabilities of Coulson Aero Technologies Ltd. (“CAT”), a B.C.-based helicopter component and turbine engine maintenance repair and overhaul (MRO) company with annual revenues of approximately $6.5 million. With this agreement, and the recent acquisition of Aero Turbine Support and announced start-up of CHC’s S61/S76 dynamic component overhaul facility, CHC Global Support immediately gains the capability to support, on a nose-to-tail basis, its entire fleet of more than 80 S76 and S61 aircraft, and to compete for helicopter support work for a worldwide fleet of more than 500 aircraft in this sector. The Company will also enter into a five-year agreement to provide exclusive MRO services, for major components and engines, to Coulson Aircrane Ltd. (“CAL”), a B.C.-based company operating five Sikorsky S61 aircraft.

Revenue

Total revenue for the three months ended October 31, 2004 increased by $52.6 million to $225.3 million. For the six months ended October 31, 2004 total revenue increased by $109.2 million to $450.8 million this year. The second quarter revenue increase was due primarily to:

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•
Net favourable foreign exchange of $1.4 million. For a discussion on the nature of this foreign exchange and management’s approach to managing foreign currency exposures, refer to the “Foreign currency” section in this MD&A.

•	Schreiner revenue of $39.4 million, with flying activity of 7,482 hours.

•	An increase in revenue in the Company’s International flying segment of $12.8 million due primarily to new contracts. Quarter over quarter flying hours increased by 493 hours in this segment.

•	An increase in revenue of $3.2 million in the Repair and overhaul segment due primarily to newly acquired businesses.

•	A decrease in revenue in the Company’s European flying segment of $4.3 million. Quarter over quarter flying hours decreased by 1,460 hours in this segment.

The year to date revenue increase of $109.2 million was primarily attributable to the same factors as noted above for the second quarter.

Quarterly Revenue Information

The table below provides information on revenue by segment and in total for each of the eight most recent quarters.

Revenue Summary by Quarter
(in millions of Canadian dollars)

				Total
				Flying	Repair &
Period	Europe	International	Schreiner(1)	Operations	Overhaul	Total(1)

Q3-F2003	$115.2	$46.4	$-	$161.6	$15.9	$177.5
Q4-F2003	107.6	48.0	-	155.6	16.6	172.2
Q1-F2004	112.0	43.6	-	155.6	13.3	168.9
Q2-F2004	111.6	46.7	-	158.3	14.4	172.7
Q3-F2004	104.7	49.0	-	153.7	15.3	169.0
Q4-F2004	109.4	52.5	32.4	194.3	15.1	209.4
Q1-F2005	115.6	55.5	41.5	212.6	12.9	225.5
Q2-F2005	110.1	57.1	39.4	206.6	18.7	225.3

(1)	Revenues have been adjusted for the impact of businesses held for sale (discontinued operations).

Flying Revenue and Hours

The Company derives its flying revenue from two primary types of contracts. Approximately 53% (2004 - 58%) of the Company's year to date flying revenue was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining 47% (2004 - 42%) was generated by fixed monthly charges. Because of the significant fixed component, a change in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity level.

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The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters.

Flying Hours by Quarter

	Flying Hours				Number of Aircraft

Period	Europe	Int’l	Schreiner	Total	Europe	Int’l	Schreiner

Q3-F2003	20,316	11,189	-	31,505	73	90	-
Q4-F2003	19,430	11,067	-	30,497	71	88	-
Q1-F2004	22,351	11,057	-	33,408	72	90	-
Q2-F2004	21,951	11,926	-	33,877	70	94	-
Q3-F2004	19,806	12,066	-	31,872	72	95	-
Q4-F2004	19,939	12,216	5,701	37,856	72	96	38
Q1-F2005	21,215	12,466	7,268	40,949	71	96	40
Q2-F2005	20,491	12,419	7,482	40,392	69	99	39

The following table provides information on flying revenue mix by segment and in total by aircraft type for year to date fiscal 2005 and 2004. The mix of aircraft types has changed quarter over quarter, with heavy aircraft flying revenue as a percentage of total flying revenue decreasing by 9.0%, and the percentage of medium and fixed wing aircraft flying revenue increasing by 5.0% and 4.0%, respectively. This flying revenue mix change is due primarily to the inclusion of Schreiner’s financial results.

	Year to Date Flying Revenue Mix
	(in thousands of Canadian dollars)

	Six Months Ended					Six months Ended
	October 31, 2004					October 31, 2003

	Heavy	Medium	Light	Fixed Wing	Total	Heavy	Medium	Light	Fixed Wing	Total

Europe	$170,090	$41,539	$-	$-	$211,629	$166,979	$41,968	$-	$-	$208,947
International	29,120	70,299	1,684	2,947	104,050	26,042	56,139	2,033	2,750	86,964
Schreiner	4,078	24,851	1,042	15,998	45,969	-	-	-	-	-

Total Flying Revenue	$203,288	$136,689	$2,726	$18,945	$361,648	$193,021	$98,107	$2,033	$2,750	$295,911

Total %	56%	38%	1%	5%	100%	65%	33%	1%	1%	100%

The following table provides information on the hourly and fixed flying revenue by segment (without adjusting for the impact of foreign exchange) for year to date fiscal 2005 and 2004. Fixed flying revenue as a percentage of total flying revenue has increased from 42% last year to 47% this year.

	Flying Revenue - Hourly vs. Fixed
	Six Months Ended October 31,
	(in thousands of Canadian dollars)

	Hourly		Fixed		Total

	2004	2003	2004	2003	2004	2003

Europe	$133,634	$142,366	$77,995	$66,581	$211,629	$208,947
International	35,893	28,778	68,157	58,186	104,050	86,964
Schreiner	20,780	—	25,189	—	45,969	—

Total	$190,307	$171,144	$171,341	$124,767	$361,648	$295,911

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The following table provides information on segment flying revenue by industry sector for year to date fiscal 2005 and 2004. Year to date October 31, 2004, the Company derived approximately 86% of its flying revenue from the oil and gas industry. Revenue from this industry is primarily derived from oil and gas production support.

	Flying Revenue - By Industry Sector
	Six Months Ended October 31,
	(in thousands of Canadian dollars)

	Europe		International		Schreiner		Total

	2004	2003	2004	2003	2004	2003	2004	2003

Oil & Gas	$196,481	$190,367	$75,014	$62,093	$39,253	$—	$310,748	$252,460
EMS/SAR[3]	11,613	10,431	19,752	17,620	1,042	—	32,407	28,051
Other	3,535	8,149	9,284	7,251	5,674	—	18,493	15,400

Total	$211,629	$208,947	$104,050	$86,964	$45,969	$—	$361,648	$295,911

[3]	EMS/SAR - emergency medical services and search and rescue services

Aberdeen Airport in the U.K. reports monthly helicopter passenger traffic at the Company’s largest base. Activity at this base represents approximately 32% of total activity in the Company’s European flying segment. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2001 to fiscal 2005.

Aberdeen Airport - Helicopter Passengers
Year Ended April 30,

	2005	2004	2003	2002	2001

Q1	102,228	101,757	116,102	121,868	103,874
Q2	104,715	95,227	112,449	123,012	114,376
Q3		87,588	92,918	114,606	104,381
Q4		89,975	92,686	108,247	101,166

		374,547	414,155	467,733	423,797

Source: Aberdeen Airport Ltd.

The data in the above table shows that helicopter passenger activity this quarter has increased 10% from the same period in fiscal 2004.

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Review of Segment Revenue and Segment EBITDA

The Company provides certain financial and related information about its operating segments and also about their products and services, areas of operations and their major customers. The Company’s objective is to provide information about the different types of business activities in which it engages and the different economic environments in which it operates in order to help users of its consolidated financial statements (i) better understand its performance, (ii) better assess its prospects for future net cash flows and (iii) make more informed judgments about the Company as a whole. In an effort to achieve this objective, information is provided about segment revenues and Segment EBITDA because these financial measures are used by the Company’s key decision makers in making operating decisions and assessing performance. Consolidated segment revenue excludes inter-segment revenues and is therefore identical to reported revenues. Consolidated Segment EBITDA is the sum of Segment EBITDA from each of the segments, including the “Corporate and other” segment, and therefore includes all operating expenses allocated to segments. For additional information about segment revenues and Segment EBITDA, see Note 9 to the unaudited consolidated interim financial statements to which this MD&A relates.

The Company includes five reporting segments in its financial statements: European flying, International flying, Schreiner, Repair and overhaul, and Corporate and other. The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized, and segments used by management to evaluate the business.

Europe

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Revenue from the Company’s European flying segment for the three months ended October 31, 2004 decreased $1.5 million to $110.1 million. This decrease was comprised of favourable foreign exchange of $2.8 million and a revenue decrease of $4.3 million. The latter reflects a $4.5 million decrease in flying revenue, a $1.1 million increase in training revenue on new training contracts and a decrease in other revenue due primarily to a retroactive price adjustment realized in the second quarter of last year. The $4.5 million decline in flying revenue in the second quarter was primarily attributable to the significant decline in revenue from bp as this contract expired. This was somewhat offset by increased activity from new entrants to the North Sea including Apache, Perenco and Venture Production. As well, North Sea revenue generated from Norwegian based customers was lower than the previous year due to an industrial dispute on mobile rigs this year, that has now been resolved, and significant customer start-up activity realized in the same quarter last year.

For the six months ended October 31, 2004 revenue increased $2.1 million. This increase was attributable to favourable foreign exchange of $8.6 million and a revenue decline of $6.5 million. The decrease in revenue was primarily due to a decrease in flying revenue of $6.9 million. The decrease in year-to-date flying revenue was primarily attributable to the reasons noted above for the second quarter.

Segment EBITDA from the European flying segment for the second quarter increased $1.8 million to $20.2 million. This $1.8 million increase was the result of a favourable foreign exchange impact of $0.9 million and an increase in Segment EBITDA of $0.9 million.

The $0.9 million increase in Segment EBITDA on lower revenue was due primarily to:
•	increased margins on contracts replacing the low margin bp contract which expired in July, 2004;
•	reduced operating costs due to restructuring initiatives completed in the prior fiscal year; and,
•	reduced lease expense due to improved fleet management and the replacement of short-term wet lease arrangements with lower cost long-term lease arrangements in the current year.

For the six months ended October 31, Segment EBITDA increased by $3.6 million. This increase reflects a favourable foreign exchange impact of $3.1 million and a Segment EBITDA increase of $0.5 million. The reasons for the Segment EBITDA increase were the same as those noted above for the second quarter.

During the second quarter the Company was awarded an expanded Search and Rescue contract in Sligo, Ireland by the Irish Coast Guard with a value of approximately $6.5 million per annum. This contract expires December, 2007 with a further one year renewal option and replaces an existing dry lease arrangement.

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International

Revenue from the Company’s International flying segment for the three months ended October 31, 2004 increased by $10.4 million to $57.1 million. This increase was the result of revenue growth of $12.9 million partially offset by unfavourable foreign exchange of $2.5 million. The primary reason for the revenue growth was increased flying activity for oil and gas customers. On a quarter over quarter basis, flying activity for oil and gas customers increased by 546 hours, flying activity from EMS/SAR customers decreased by 74 hours and activity for other customers remained substantially unchanged. Geographically, the $12.9 million of revenue growth was due primarily to the deployment of aircraft in Brazil, Malaysia and India.

For the six months ended October 31, 2004 revenue increased $22.2 million to $112.5 million. This increase reflects revenue growth of $24.8 million and unfavourable foreign exchange of $2.6 million. On a year to date basis, flying activity from oil and gas customers increased by 1,821 hours, EMS/SAR flying activity fell by 161 hours and flying activity from other customers increased by 242 hours. The underlying reasons for the year to date revenue growth of $24.8 million, as well as the relative geographic distribution of this growth, are consistent with those noted above for the second quarter.

Segment EBITDA for the three months ended October 31, 2004 increased $4.8 million. This increase is a result of Segment EBITDA growth of $6.5 million and unfavourable foreign exchange of $1.7 million.

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The primary reasons for the $6.5 million Segment EBITDA growth in the second quarter was:
•	a $12.9 million increase in revenue; and
•	the addition of higher margin contracts in the current year.

As a result, the Segment EBITDA margin increased from 14.1% last year to 20.0% for the second quarter of this year.

Segment EBITDA for the six months ended October 31, 2004 increased $7.2 million. This increase was due to unfavourable foreign exchange of $2.3 million and increased Segment EBITDA of $9.5 million. This Segment EBITDA increase was due to increased revenue as noted above for the second quarter. As well, a maintenance cost recovery of $0.6 million in the first quarter contributed to improved year-to-date results.

During the second quarter the Company was successful in winning a number of new contracts including the addition of a third Super Puma in Brazil under a lease arrangement for a one year period.

Schreiner

The Company acquired Schreiner on February 16, 2004 and, the results of Schreiner are included in the Company’s statements of earnings and financial position subsequent to that date. As well, second quarter and year-to-date information included above excludes the results of Schreiner Canada and SAMCO which are included with the results of discontinued operations.

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Revenue from Schreiner during the three and six months ended October 31, 2004 was $39.4 million and $80.9 million respectively while Segment EBITDA during these periods was $9.3 million and $17.1 million respectively. Segment EBITDA in these periods included $1.6 million and $3.2 million respectively of amortization of below market contract values acquired on the acquisition of Schreiner. Revenue declined from $41.5 million in the first quarter to $39.4 million in the second quarter due to foreign exchange changes and lower parts revenue in the second quarter. Segment EBITDA in the second quarter was improved by one-time cost reductions of $1.1 million relating to insurance, pension and other items. The $80.9 million in revenue year-to-date included $46.0 million in flying revenue of which approximately $39.3 million was related to oil and gas customers.

Subsequent to the quarter the Company was awarded a five year contract renewal for the provision of two EC155B1 and two AB139 aircraft to provide offshore transportation sources to oil and gas fields in the Dutch sector of the North Sea to a consortium of Total E&P Nederland, Wintershall Noordzee and Petro-Canada Netherlands with a value of approximately $25.0 million per annum with two, one year renewal options. This contract represents approximately 65% of Schreiner’s North Sea annual flying revenue.

Repair and overhaul

*	Segment EBITDA % is calculated on total revenue

Page 15

Total revenue from the Company’s repair and overhaul segment in the three months ended October 31, 2004 increased $6.8 million. Third party revenue from this segment increased $4.3 million from the same period last year. This increase was comprised of favourable foreign exchange of $1.1 million and a revenue increase of $3.2 million. The increase in third party revenue is primarily the result of Whirly Bird Services Ltd., (“WBS”) acquired in the fourth quarter of last year, and other newly acquired businesses Multifabs and ATSL.

For the six months ended October 31, 2004, total revenue increased $12.1 million to $101.4 million. This increase includes an increase in third party revenue of $3.9 million consisting of favourable foreign exchange of $1.4 million and a revenue increase of $2.5 million. This increase is attributable primarily to newly acquired businesses.

Segment EBITDA for the three months ended October 31, 2004 decreased $1.9 million. This decrease consisted of a Segment EBITDA decrease of $1.7 million and an unfavourable foreign exchange impact of $0.2 million. This Segment EBITDA decrease was due to increased parts costs as low cost inventory acquired on the acquisition of the Helicopter Services Group is now largely depleted, increased repair and subcontract costs for parts used to support the Power-by-the-hour fleet and the decision not to increase prices to internal customers. The increased costs were partially offset by Segment EBITDA contributions from newly acquired businesses.

For the six month period ended October 31, Segment EBITDA increased by $0.3 million. This increase was comprised of unfavourable foreign exchange of $0.4 million and a Segment EBITDA increase of $0.7 million. This increase in Segment EBITDA was primarily the result of increased activity and contributions from newly acquired businesses which were offset by increased parts and repair costs.

The Company acquired Multifabs and ATSL during the second quarter. The Multifabs acquisition will enhance the Company’s ability to deliver the most comprehensive cost-effective offshore services package to its customers in the oil and gas and emergency search and rescue sectors. Multifabs complements the existing third-party marine, military and aviation safety business of Astec. ATSL is an important element of the Company’s strategic expansion of global support capabilities.

During the quarter, Multifabs was awarded a contract renewal valued at $1.3 million per annum by bp exploration.

Corporate and other

The Corporate and other segment recorded costs of $7.7 million in the three months ended October 31, 2004 compared to $6.4 million in the same period last year. For the six months ended October 31, 2004, costs were $12.3 million compared to $12.4 million for the same period last year. Increased compensation costs in the second quarter were the primary reason for the increase from the same period last year. These increased compensation costs are related to the Company’s stock appreciation rights plan which are correlated with the increase in the Company’s share price.

Page 16

Amortization

Amortization for the three months ended October 31, 2004 was $6.6 million compared to $6.1 million in the same period last year. For the six months ended October 31, 2004 amortization was $14.4 million compared to $11.7 million for the same period last year. Included in second quarter and year to date amortization expense was $1.6 million and $3.8 million respectively of amortization related to Schreiner and other newly acquired businesses, which was partially offset by a decrease in amortization related to certain aircraft airframes due to a change in their estimated useful lives and residual values.

Financing charges

Financing charges for the three months ended October 31, 2004, were $9.2 million compared to $4.1 million for the same quarter last year as described in Note 11 to the unaudited interim consolidated financial statements to which the MD&A relates. A $0.6 million increase in interest on debt obligations and $4.5 million of foreign exchange gains in the prior year accounted for the $5.1 million increase. The $0.6 million increase in interest on debt was the result of higher debt levels following the acquisitions of Schreiner, Multifabs and ATSL and lower average effective interest rates due primarily to a lower interest rate on the Company’s refinanced senior subordinated notes.

Equity in earnings of associated companies

Equity in earnings of associated companies for the three months ended October 31, 2004 was $2.8 million compared to $2.4 million for the same period last year. The second quarter and year to date increases of $0.3 million and $2.1 million respectively are primarily due to (i) the inclusion of $1.3 million and $2.6 million respectively associated with Schreiner’s equity accounted long-term investments offset by (ii) a decrease of $0.6 million and $0.2 million respectively in the equity in earnings of the 42.75% owned Canadian Helicopters Limited.

Income taxes

Income tax expense for the three and six month periods ended October 31, 2004 was $9.7 million and $16.0 million respectively compared to $3.4 million and $6.5 million respectively for the same periods last year. During the current year, the Company recorded income tax recoveries of $1.3 million and $2.1 million on restructuring and debt settlement costs compared to $0.8 million and $1.2 million in the same periods last year. During the second quarter, legislation was substantively enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30%. As a result, the Company adjusted the value of its future income assets related to losses carried forward and other temporary differences in the Netherlands by $4.2 million.

The Company’s effective tax rate, excluding of the above items and income tax associated with discontinued operations, for the six month period ended October 31, 2004 was 21.3% compared to 18.9% for the same period last year. The higher rate was primarily the result of increased earnings in jurisdictions with higher income tax rates.

Page 17

Cash Flows, Liquidity and Capital Resources

Operating activities

Cash flow from operations for the three months ended October 31, 2004 was $55.3 million, a $4.0 million increase from same period last year. Non-cash working capital decreased by $9.8 million during the quarter. This decrease was primarily driven by reductions in accounts receivable and prepaids and an increase in accounts payable, partially offset by an increase in inventory.

On a year to date basis, cash flow from operations increased from $45.9 million in the six months ended October 31, 2003 to $82.3 million in the corresponding period in the current fiscal year. This $36.4 million increase was comprised primarily of earnings growth in the international segment, the inclusion of Schreiner results in the current fiscal period, and improved working capital management. Non-cash working capital increased by $4.9 million for the six months ended October 31, 2004 due to accounts receivable increases which were offset by an increase in payables and accruals and an increase in inventory.

Non-cash working capital decreased by $9.8 million during the three months ended October 31, 2004. This compares to a $13.6 million decrease in working capital during the second quarter of last year. Inventory levels increased this quarter in response to anticipated future manufacturing and repair demands which was more than offset by an increase in payables and a reduction in receivables and prepaids. This decline reflects improvement in working capital management during the quarter.

Financing activities

The Company’s total net debt decreased by $2.0 million during the second quarter of fiscal 2005 as follows:

Change in
Total Net Debt Position (1)
During Q2 - 2005
(in millions of Canadian dollars)

Opening balance, August 1, 2004	$477.4
Increase in net debt	41.2
Debt assumed on acquisition of subsidiary	2.5
Foreign exchange	(45.7)

Ending balance October 31, 2004)	$475.4

(1)	Net debt is comprised of total debt, less cash and cash equivalents.

Page 18

During the six months ended October 31, 2004, the Company paid cash debt settlement costs of $2.1 million to repay existing debt. These costs were composed of realized foreign exchange losses of $1.2 million, and $0.9 million in make-whole premiums and other out-of-pocket costs such as professional fees. The realized foreign exchange losses were charged to the Company’s cumulative translation adjustment account because the related debt had been designated as a hedge of the Company’s net investment in its self-sustaining foreign operations. The remaining cash costs of $0.9 million were charged to debt settlement expenses on the Company’s consolidated statement of earnings for the first quarter of fiscal 2005. Such debt settlement expenses totalled $1.4 million and included the noted cash costs of $0.9 million as well as a $0.5 million write-off of unamortized deferred financing costs on debt that was retired during the first quarter.

During the second quarter the Company paid a quarterly dividend of $2.5 million and received $0.2 million from capital stock issued under the Company’s employee share purchase plan and in connection with the exercise of share options.

As at October 31, 2004, the Company had unused capacity under its credit facilities of $26.2 million and cash and cash equivalents of $43.7 million, for a total of $69.9 million. Subsequent to quarter end the Company agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005.

Investing activities

Additions to property and equipment during the second quarter of fiscal 2005 totalled $32.9 million. This was comprised of (i) $20.1 million for the purchase of three aircraft, (ii) $6.4 million for aircraft modifications, (iii) $1.8 million related to buildings and hangars and (iv) $4.6 million for other equipment. The aircraft expenditures of $20.1 million were comprised of a combined aircraft purchase price of $22.8 million less the application of deposits of $2.7 million. The Company made additional aircraft deposits of $21.2 million during the second quarter of fiscal 2005 to end the quarter with total aircraft deposits of $40.3 million.

Capital expenditures for helicopter major components during the second quarter of fiscal 2005 totalled $15.6 million. Included in operating expenses was major component amortization of $18.1 million. The Company also spent $3.3 million on helicopter major inspections in the quarter.

Proceeds from disposals during the second quarter totaled $11.2 million most of which related to the sale-leaseback of an aircraft acquired in the second quarter.

During the quarter the Company acquired Multifabs and ATSL for total consideration excluding cash of $15.0 million (total purchase price of $18.3 million net of cash and debt assumed). See Note 7 in the unaudited interim financial statements to which the MD&A relates for additional information on these acquisitions.

Page 19

Risks and uncertainties

Except for the discussion below on the risk to the Company concerning foreign currency, there has been no significant change in the risks and uncertainties to the Company associated with industry exposure, inflation, contract loss, aviation licenses and reinsurance outlined in the MD&A contained in the Company’s 2004 Annual Filings.

Foreign currency

The Company’s reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in pound sterling, Norwegian kroner, U.S. dollars, Australian dollars, South African rand and euros, the reporting currencies of the Company’s principal foreign operating subsidiaries. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of the subsidiaries, primarily U.S. dollars and euros. The foreign exchange impact on revenue and Consolidated Segment EBITDA, is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries.

The translation of the financial results of the Company’s foreign subsidiaries into Canadian dollars resulted in foreign exchange that increased revenue by $3.0 million for the three months ended October 31, 2004. This favourable foreign exchange was a result of the strengthening of the pound sterling, Norwegian kroner, Australian dollar and South African rand offset somewhat by the weakening of the U.S. dollar. The impact on revenue due to the translation of U.S. dollar, Danish kroner and euro denominated transactions into the reporting currencies of the Company’s subsidiaries was unfavourable by $1.6 million for the quarter. The net favourable foreign exchange impact on revenue was therefore $1.4 million for the three months ended October 31, 2004.

The total unfavourable foreign exchange impact on Consolidated Segment EBITDA for the three months ended October 31, 2004 was $1.0 million. This consisted of an unfavourable foreign exchange impact created upon translation of the financial results of the Company’s foreign subsidiaries into Canadian dollars of $0.1 million and unfavourable foreign exchange of $0.9 million attributable to the translation of foreign denominated transactions into the reporting currencies of the subsidiaries. Since financing charges, amortization, income tax expense, capital expenditures and debt repayments are also primarily in European currencies and U.S. dollars, the net impact of foreign exchange on net earnings and cash flow is generally not as significant.

Page 20

The Company has developed a risk management plan to mitigate potential risks with respect to foreign currencies. The Company’s overall approach to managing foreign currency exposure includes identifying and quantifying its exposure and putting in place the necessary financial instruments to manage the exposure. The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible. This is accomplished by ensuring that, where possible, customer contracts, major expenditures and debt are denominated in the appropriate currencies. The Company operates under a corporate policy that restricts it from using any financial instrument for speculative or trading purposes. The policy provides that the Company may participate in derivative transactions only with Schedule 1 Canadian chartered banks or other financial institutions with an “A” credit rating.

As at October 31, 2004, the Company’s total net debt was denominated (before currency swaps) in the following currencies:

	(Thousands)

	Debt in	Canadian
Currency	Original Currency	Equivalent

Euro	€66,351	$103,263
Pound sterling	£13,160	29,473
U.S. dollar	$263,080	321,082
Canadian dollar	$65,328	65,328
Cash (various currencies)		(43,718)

Total Net Debt		$475,428

Of the U.S. $263.0 million of US dollar denominated debt at October 31, 2004, U.S. $93.5 million, U.S. $29.7 million and U.S. $26.8 million were converted to £55 million, €25 million and NOK 186.3 million respectively through the use of currency swaps.

	Year to Date Average Foreign
	Exchange Rates

	October 31, 2004	October 31, 2003

USD - CAD	1.3182	1.3660
NOK - CAD	0.1937	0.1916
GBP - CAD	2.3909	2.2229
Euro - CAD	1.6107	1.5649

Financial Instruments

The Company periodically enters into interest rate swaps, forward foreign exchange contracts, currency swaps, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to interest rate risk, foreign currency exchange risk and stock price volatility in connection with its stock appreciation rights plan. The Company does not enter into derivative transactions for speculative or trading purposes.

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As at October 31, 2004, the Company continued its designation of its U.S. $250.0 million 7⅜% senior subordinated notes and related currency swaps as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the U.K., the Netherlands and Norway. The Company also has designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the U.K. and the Netherlands, respectively. As a result of the above effective hedging relationships, revaluation gains and losses on debt, the net investments and currency swaps are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into foreign currency forward contracts to reduce its exposure to currency fluctuations. These derivatives were designated as effective hedges of anticipated foreign currency revenues or expenses for certain of its operations.

Fleet

At October 31, 2004 the Company’s fleet consisted of 144 owned aircraft and 63 aircraft under operating leases. Eighty-two of these aircraft are employed in Europe (primarily in the North Sea) with the other 125 employed in other international markets. In addition, 246 aircraft are employed in the Company’s 42.75% owned Canadian onshore helicopter operations, Canadian Helicopters Limited, the Company’s 40% owned helicopter operations, Aero Contractors of Nigeria, and the Company’s 37.8% owned investment in Inaer, the largest onshore and offshore helicopter operator in Spain, for a combined total of 453 aircraft.

The following table outlines the changes in the Company’s fleet during the second quarter of fiscal 2005:

Fleet Summary

				Fixed			Operating
	Heavy	Medium	Light	Wing	Total	Owned	Lease

Fleet at August 1, 2004	76	106	10	15	207	141	66
Increases (decreases) during the period:
Purchase of S76C+		1				1
Purchase of previously leased S76A++						2	(2)
Lease of S76C+(1)		1					1
Return of leased DHC6-300				(1)			(1)
Return of leased S76A++		(1)					(1)

Fleet at October 31, 2004	76	107	10	14	207	144	63

(1)	This aircraft was purchased and subject to a sale-leaseback transaction in the same quarter. It has only been reflected as a lease on the Fleet Summary.

During the second quarter, the Company made aircraft operating lease payments of $11.2 million compared to $10.3 million in the same period last year. As at October 31, 2004, there were sixteen additional leased aircraft compared to the same period last year, six of which related to the acquisition of Schreiner. The increase in lease payments of $0.9 million is due to an increase in the number of leased aircraft.

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The Company has entered into operating leases with third-party lessors in respect of 63 aircraft included in the Company’s fleet at October 31, 2004. Fifty-nine of these leases are long-term with expiry dates ranging from 2005 to 2012. The Company has an option to purchase the aircraft at market value or agreed amounts at the end of most of the long-term leases, but has no commitment to do so.

At October 31, 2004 the Company operated 21 aircraft under operating leases with eight entities that would be considered variable interest entities (“VIEs”) under U.S. GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2005 to 2011. See Note 5 to the unaudited consolidated interim financial statements to which this MD&A relates.

Based on appraisals by independent helicopter valuation companies as at April 30, 2004, the estimated fair market value of the aircraft leased from VIEs is $194.0 million as at October 31, 2004. The Company has provided junior loans, advance rentals and asset value guarantees in connection with operating leases with these VIEs. The Company’s maximum exposure of loss related to junior loans and asset value guarantees as a result of its involvement with the VIEs is $10.0 million as at October 31, 2004.

The future minimum lease payments required under aircraft operating leases are as follows (based on October 31, 2004 interest rates and exchange rates):

2005	$50.0 million
2006	42.9 million
2007	35.1 million
2008	30.2 million
2009	27.4 million
And thereafter:	44.3 million

Total	$229.9 million

In addition to aircraft leases, the Company has approximately $6.0 million in annual lease commitments for land, buildings and non-aircraft equipment.

Based on an independent appraisal as at April 30, 2004, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at October 31, 2004 is U.S. $447.0 million (CDN $545.6 million), exceeding its recorded net book value by approximately CDN $82.2 million (April 30, 2004 - $102.3 million). The decline in the appraisal surplus from April 30, 2004 is primarily attributable to the strengthening of the Canadian dollar against US dollar appraisal values.

Page 23

As at October 31, 2004 the Company had ordered and made deposits on five new S76C+ helicopters and two Bell 412 for its International operations for delivery in fiscal 2005. As at October 31, 2004 the Company had also ordered and made deposits for the delivery of six S92 aircraft. The Company expects to take delivery of three of these aircraft in fiscal 2005 and the remaining three aircraft in fiscal 2006. The Company has some flexibility built into the delivery schedule of these aircraft in order to match acquisitions with new demand. These aircraft will be deployed in the Company’s European operations. Where possible, the Company intends to obtain the use of these aircraft through operating leases.

As part of a repair and overhaul contract with the German Ministry of Interior the Company will modify and sell five of its Super Puma L model aircraft from its European operations over the next three years.

Defined Benefit Employee Pension Plans

At October 31, 2004 the Company had a funding deficit of $45.7 million, as described in Note 10 to the unaudited consolidated interim financial statements, related to its defined benefit pension plans that require funding by the Company compared to $67.0 million at April 30, 2004, representing a decrease of $21.3 million.

The improvement was primarily caused by:
•	favourable foreign exchange of $7.4 million; and,
•	plan amendments in Schreiner and Corporate of $9.4 million, and
•	actuarial and experience gains of $4.5 million.

Of the $45.7 million funding deficit from funded pension plans, $42.4 million and $6.4 million are related to plans in the UK and Norway, respectively. These funding deficits are offset by a positive net funding position at Schreiner of $3.1 million. During the period the Company formalized plan amendments to the Schreiner pension plan, changing the payout scheme from a final pay to an average pay scheme. This plan amendment resulted in an $11.4 million improvement in the funding position of the Schreiner pension plan. Additionally, the Company had an obligation of $40.1 million at October 31, 2004 related to plans that do not require funding compared to $36.6 million at April 30, 2004.

Defined benefit pension plan expense decreased from $6.1 million in the second quarter last year to $5.0 million in the same period this year. The decrease of $1.1 million during the quarter was driven by higher expected returns on plan assets and lower prior service costs, partially offset by higher current service costs and interest charges. The inclusion of Schreiner’s results in the current period had a negligible effect on pension expense because of the plan amendment discussed above.

Page 24

Seasonality

In addition to the impact of seasonality on the Company’s revenue and net earnings as discussed under “Quarterly Information”, there are seasonal variations in earnings related to the Company’s 42.75% investment in Canadian Helicopters Limited and from the Company’s 38% investment in Inaer. Both companies have significant revenue from onshore operations which is more seasonal than offshore operations.

Dividends

On October 5, 2004 the Company’s Board of Directors declared an annual 60 cent per share dividend, to be paid quarterly at a rate of 15 cents per share on each of the Class A Subordinate Voting shares and the Class B Multiple Voting shares. The first quarterly payment on this declaration was made on November 8, 2004 for $3.2 million.

Share data

The number of issued and outstanding shares as at November 30, 2004 was as follows:

(000’s)

Class A subordinated voting shares	18,410
Class B multiple voting shares	2,933
Ordinary shares	11,000

The number of Class A subordinated voting shares that would be issued upon conversion of Class B multiple voting shares, share options and convertible debt as at November 30, 2004 remained unchanged from October 31, 2004 as described in Note 13 to the unaudited consolidated interim financial statements to which this MD&A relates.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs. The Company’s critical accounting estimates outlined in the MD&A included in the Company’s 2004 Annual Filings remain unchanged except for the Company’s estimate of the fair value of the businesses held for sale (discontinued operations). The fair value of these businesses was determined on the basis of valuations benchmarked against expected sale proceeds from the current proposed sales transactions. These fair value estimates are subject to adjustment as the sales of these businesses are consummated or as assumptions used in these valuations change.

Page 25

Change in Accounting Policies

Effective May 1, 2004, the Company prospectively adopted the new Canadian Accounting Guideline, AcG-13, as it relates to the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

The Company also adopted at May 1, 2004, the Canadian Emerging Issues Committee Abstract 128 (“EIC-128”). Under EIC-128, if a derivative financial instrument is not part of a qualifying hedging relationship, the Company is required to record such instrument on the balance sheet at fair value, with changes in fair value recognized in current earnings. The Company has not applied AcG-13 or EIC-128 retroactively.

Related Party Transactions

a)
During fiscal 2000, as a condition of securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinated voting shares at $7.25 per share. The estimated value of the loan proceeds attributable to the conversion feature of $951,000 was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $180,000 (2003 - $176,000) and $360,000 (2003 - $351,000) amortization of the above noted discount, was recorded on the loan during the three and six month periods ended October 31, 2004 respectively.

b)
The Company uses properties owned by companies affiliated with the controlling shareholder for customer events, meetings, conferences and social functions. Rent and usage fees of $49,000 (2003 - $143,000) and $192,000 (2003 - $302,000) were incurred with these companies during the three and six month periods ended October 31, 2004 and 2003 respectively. These transactions were recorded at their exchange amounts.

c)
During the three and six months period ended October 31, 2004, $144,000 (2003 - $602,000) and $333,000 (2003 - $701,000) respectively was paid to Canadian Helicopters Limited, in which the Company has a 42.75% equity investment. These amounts related to the provision of helicopter flying services to the Company and were recorded at their exchange amounts.

d)
During fiscal 2004, construction began on a new hangar and office building in Vancouver, Canada. The construction project is being managed by a subsidiary of a company owned by a relative of the Company’s controlling shareholder. Such subsidiary will receive a fee of 7% including costs for managing the construction of the building. As at October 31, 2004, $5.5 million (2003 - $1.1 million) was paid for construction costs with such amount being capitalized to fixed assets and was recorded at its exchange amount.

Page 26

e)
From May 1, 2004 to October 31, 2004 the Company recorded $26.5 million in revenue from ACN, in which the Company has a 40% equity investment. Such revenue was primarily associated with the flying of aircraft and related activities, sale of aircraft parts and amounts billed under PBH contracts. These transactions were recorded at their exchange amounts.

Quarterly Information

The table below provides a summary of the Company’s consolidated revenue, net earnings, total assets, total long-term financial liabilities, cash dividends per share and net earnings per share for each of the eight most recent quarters.

				Total	Cash
		Net		long-term	dividends
		earnings	Total	financial	per share	Net earnings (loss)
Period	Revenue(1)	(loss)	assets	liabilities	declared	per share

	(in millions of Canadian dollars)					Basic	Diluted

Q3-F2003	$177.5	$15.5	$1,204.5	$624.4	$-	$0.75	$0.69
Q4-F2003	172.2	22.7	1,145.6	570.2	-	1.09	1.01
Q1-F2004	168.9	13.7	1,110.2	567.0	-	0.66	0.61
Q2-F2004	172.7	15.5	1,114.4	555.9	-	0.74	0.69
Q3-F2004	169.0	9.0	1,162.0	572.7	0.50	0.45	0.40
Q4-F2004	209.4	25.4	1,514.7	800.8	-	1.22	1.12
Q1-F2005	225.5	22.3	1,520.7	824.0	-	1.07	0.98
Q2-2005	225.3	(1.3)	1,534.2	846.7	0.60	(0.06)	(0.05)

(1)	Revenues have been restated to adjust for the impact of businesses held for sale (discontinued operations).

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities. Generally, the third quarter is most negatively impacted by seasonality.

Non-GAAP Financial Measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts, and others utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to either (i) net income in accordance with Canadian GAAP, or (ii) cash flows from operating, investing and financing activities in accordance with Canadian GAAP as an indicator of operating performance.

The following table provides a reconciliation of (i) cash flow to Canadian GAAP cash flow from operations and (ii) total net debt to total debt.

Page 27

Reconciliation of Non-GAAP Earnings Measures to GAAP Net Earnings
(in thousands of Canadian dollars)

	Three Months Ended		Six Months Ended

	October 31,	October 31,	October 31,	October31,
	2004	2003	2004	2003

Revenue	$225,299	$172,697	$450,770	$341,633
Operating expenses	182,410	142,566	363,482	282,679

Earnings before undernoted items (Consolidated Segment EBITDA)	42,889	30,131	87,288	58,954

Undernoted items:
Amortization	(6,602)	(6,057)	(14,402)	(11,654)
Gain (loss) on disposals of assets	(10)	(493)	1,053	598
Financing charges	(9,220)	(4,111)	(18,215)	(10,905)
Equity in earnings of associated companies	2,774	2,446	5,867	3,776
Restructuring and debt settlement costs	(4,138)	(2,536)	(6,314)	(3,816)

Earnings before income taxes from continuing operations	25,693	19,380	55,277	36,953
Income tax provision	(9,680)	(3,400)	(15,992)	(6,539)

Net earnings from continuing operations	16,013	15,980	39,285	30,414
Net loss from discontinued operations	(17,356)	(487)	(18,279)	(1,193)

Net earnings (loss)	$(1,343)	$15,493	$21,006	$29,221

Per share
Basic
Net earnings from continuing operations	$0.76	$0.76	$1.87	$1.46
Net loss from discontinued operations	(0.82)	(0.02)	(0.87)	(0.06)
Net earnings	(0.06)	0.74	1.00	1.40

Diluted
Net earnings from continuing operations	$0.70	$0.71	$1.72	$1.36
Net loss from discontinued operations	(0.75)	(0.02)	(0.80)	(0.06)
Net earnings	(0.05)	0.69	0.92	1.30

Cash Flow (1)
Cash flow from operations	$55,345	$51,310	$82,324	$45,895
Change in non-cash working capital	(9,784)	(13,614)	4,883	29,229

	$45,561	$37,696	$87,207	$75,124

Total net debt (2)
Total debt	$519,146	$311,573	$519,146	$311,573
Cash and cash equivalents	(43,718)	(37,678)	(43,718)	(37,678)

	$475,428	$273,895	$475,428	$273,895

Page 28

Definitions of Non-GAAP Financial Measures

(1)    Cash flow is defined as cash flow from operations as prescribed by Canadian GAAP, but excluding the impact of changes in non-cash working capital.

(2)    Total net debt is defined as total debt less cash and cash equivalents.

Summary financial data - U.S. Dollars

Certain summary financial data from the October 31, 2004 unaudited consolidated interim financial statements have been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at October 31, 2004 of $1.2207 = U.S. $1.00.

Financial Highlights
(in millions of U.S. dollars, except per share amounts)

	Three Months	Six Months	Year
	Ended	Ended	Ended
	October 31,	October 31,	April 30,
	2004	2004	2004(1)

Revenue	$184.6	$369.3	$589.5
Consolidated Segment EBITDA [4]	35.1	71.5	102.3
Net earnings from continued operations	13.1	32.2	53.7
Net loss from discontinued operations	(14.2)	(15.0)	(1.6)
Net (loss) earnings	(1.1)	17.2	52.2
Cash flow[5]	37.4	71.4	152.9
Per Share Information
Basic
Net earnings from continuing operations	$0.62	$1.53	$2.60
Net loss from discontinued operations	(0.67)	(0.71)	(0.08)
Net (loss) earnings	(0.05)	0.82	2.52
Diluted
Net earnings from continuing operations	$0.57	$1.41	$2.39
Net loss from discontinued operations	(0.61)	(0.66)	(0.07)
Net (loss) earnings	(0.04)	0.75	2.32

(1)	Balances have been adjusted for the impact of businesses held for sale (discontinued operations).

[4]	See “Review of Segment Revenue and Segment EBITDA” in Management’s Discussion and Analysis.
[5]	See definition under “Non-GAAP Financial Measures” in Management’s Discussion and Analysis.

CHC Helicopter Corporation
Consolidated Balance Sheets
Unaudited
(in thousands of Canadian dollars)
Incorporated under the laws of Canada

	As at

	October 31,	April 30,
	2004	2004
		(Note 4)

Assets
Current assets
Cash and cash equivalents	$43,718	$67,093
Receivables	193,963	183,590
Future income tax assets	13,136	12,816
Inventory (Note 4)	196,737	203,365
Prepaid expenses	7,579	11,245
Assets of discontinued operations (Note 8)	29,640	28,937

	484,773	507,046
Property and equipment, net (Notes 3 and 4)	725,797	714,245
Investments	59,846	49,728
Intangible assets (Note 7)	5,691	-
Goodwill (Note 7)	8,210	-
Other assets (Note 10)	203,050	172,879
Future income tax assets	35,910	44,312
Assets of discontinued operations (Note 8)	10,939	26,513

	$1,534,216	$1,514,723

Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$173,329	$169,329
Deferred revenue	9,202	7,219
Dividend payable	12,806	5,194
Income taxes payable	6,466	6,328
Future income tax liabilities	2,452	2,212
Current portion of debt obligations	19,117	38,046
Liabilities of discontinued operations (Note 8)	24,685	23,856

	248,057	252,184
Long-term debt	194,854	133,305
Senior subordinated notes	305,175	342,675
Other liabilities (Note 10)	156,984	139,779
Future income tax liabilities	184,415	179,188
Liabilities of discontinued operations (Note 8)	5,293	5,880
Shareholders’ equity	439,438	461,712

	$1,534,216	$1,514,723

See accompanying notes

Page 30

CHC Helicopter Corporation
Consolidated Statements of Earnings (Loss)
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Six Months Ended

	October 31,	October 31,	October 31,	October 31,
	2004	2003	2004	2003
		(Note 4)		(Note 4)

Revenue	$225,299	$172,697	$450,770	$341,633
Operating expenses	182,410	142,566	363,482	282,679

Earnings before undernoted items	42,889	30,131	87,288	58,954
Amortization	(6,602)	(6,057)	(14,402)	(11,654)
Loss (gain) on disposals of assets	(10)	(493)	1,053	598
Financing charges (Note 11)	(9,220)	(4,111)	(18,215)	(10,905)
Equity in earnings of associated companies	2,774	2,446	5,867	3,776
Restructuring and debt settlement costs (Note 12)	(4,138)	(2,536)	(6,314)	(3,816)

Earnings before income taxes from continuing operations	25,693	19,380	55,277	36,953
Income tax provision	(9,680)	(3,400)	(15,992)	(6,539)

Net earnings from continuing operations	16,013	15,980	39,285	30,414
Net loss from discontinued operations (Note 8)	(17,356)	(487)	(18,279)	(1,193)

Net (loss) earnings	$(1,343)	$15,493	$21,006	$29,221

Earnings (loss) per share (Note 14)
Basic
Net earnings from continuing operations	$0.76	$0.76	$1.87	$1.46
Net loss from discontinued operations	(0.82)	(0.02)	(0.87)	(0.06)
Net (loss) earnings	(0.06)	0.74	1.00	1.40
Diluted
Net earnings from continuing operations	$0.70	$0.71	$1.72	$1.36
Net loss from discontinued operations	(0.75)	(0.02)	(0.80)	(0.06)
Net (loss) earnings	(0.05)	0.69	0.92	1.30

See accompanying notes

Page 31

CHC Helicopter Corporation
Consolidated Statements of Shareholders’ Equity
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Six Months Ended

	October 31,	October 31,
	2004	2003

Retained earnings, beginning of period	$229,866	$177,862
Net earnings	21,006	29,221
Dividends	(12,806)	(10,486)

Retained earnings, end of period	238,066	196,597
Capital stock (Note 13)	239,312	237,366
Contributed surplus (Note 13)	3,291	3,291
Foreign currency translation adjustment	(41,231)	(28,945)

Total shareholders’ equity	$439,438	$408,309

Dividends declared per participating voting share	$0.60	$0.50

See accompanying notes

Page 32

CHC Helicopter Corporation
Consolidated Statements of Cash Flows - Unaudited
(in thousands of Canadian dollars)

	Three Months Ended		Six Months Ended

	October 31,	October 31,	October 31,	October 31,
	2004	2003	2004	2003
		(Note 4)		(Note 4)

Operating activities
Net earnings from continuing operations	$16,013	$15,980	$39,285	$30,414
Non-operating items and items not involving cash:
Amortization	6,602	6,057	14,402	11,654
Amortization of major components recorded as operating expense (Note 4)	18,075	14,660	37,458	33,696
Loss (gain) on disposals of assets	10	493	(1,053)	(598)
Equity in earnings of associated companies	(2,774)	(2,446)	(5,867)	(3,776)
Future income taxes	9,608	(2,796)	11,280	(1,770)
Defined benefit pension plans	2,339	4,827	6,790	9,381
Deferred revenue	(114)	(608)	(1,163)	(2,146)
Advance aircraft rental payments	1,403	388	(6,635)	(4,377)
Pre-operating costs	(627)	129	(1,060)	(384)
Amortization of contract credits	(1,575)	-	(3,205)	-
Amortization of deferred gains	(2,823)	(756)	(3,980)	(1,572)
Other	(576)	1,768	955	4,602

	45,561	37,696	87,207	75,124
Change in non-cash working capital	9,784	13,614	(4,883)	(29,229)

Cash flow from operations	55,345	51,310	82,324	45,895

Financing activities
Long-term debt proceeds	40,113	5,520	84,453	8,722
Long-term debt repayments	(5,122)	(5,242)	(33,231)	(5,625)
Dividends paid	(2,531)	-	(5,195)	-
Capital stock issued	151	342	884	403
Other	(169)	(46)	(2,427)	(723)

	32,442	574	44,484	2,777

Investing activities
Property and equipment additions	(32,939)	(26,523)	(119,804)	(47,462)
Helicopter major inspections	(3,273)	(1,794)	(7,301)	(4,517)
Helicopter components (Note 4)	(15,552)	(10,535)	(36,852)	(24,223)
Proceeds from disposals	11,233	17,103	71,168	19,201
Aircraft deposits	(21,193)	(16,508)	(33,691)	(15,000)
Investments in subsidiaries net of cash acquired (Note 7)	(14,973)	-	(14,973)	-
Other	(699)	1,612	(4,270)	5,005

	(77,396)	(36,645)	(145,723)	(66,996)

Effect of exchange rate changes on cash and cash equivalents	(2,480)	(328)	(3,096)	(1,313)

Change in cash and cash equivalents provided by continuing operations	7,911	14,911	(22,011)	(19,637)
Change in cash and cash equivalents provided by discontinued operations	(1,745)	(1,216)	(1,364)	(789)

Change in cash and cash equivalents during the period	6,166	13,695	(23,375)	(20,426)
Cash and cash equivalents, beginning of period	37,552	23,983	67,093	58,104

Cash and cash equivalents, end of period	$43,718	$37,678	$43,718	$37,678

See accompanying notes

Page 33

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited consolidated interim financial statements (the “Statements”) include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”). These Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) except as described in Note 18. Not all disclosures required by Canadian GAAP and U.S. GAAP for annual financial statements are presented and thus the Statements should be read in conjunction with the Company’s annual audited consolidated financial statements. In the opinion of management, any adjustments considered necessary for a fair presentation have been included. The Statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the fiscal year ended April 30, 2004, except as disclosed in Note 2 with respect to hedging relationships and derivatives.

Financial results for the six months ended October 31, 2004 are not necessarily indicative of financial results for the full year.

2.	Change in accounting policies

Hedging relationships and derivatives

Effective May 1, 2004, the Company prospectively adopted the new Canadian Accounting Guideline, AcG-13, with respect to hedging relationships as it relates to the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

The Company also adopted at May 1, 2004, the Canadian Emerging Issues Committee Abstract 128 (“EIC-128”). Under EIC-128, if a derivative financial instrument is not part of a qualifying hedging relationship, the Company is required to record such instrument on the balance sheet at fair value, with changes in fair value recognized in current earnings. The Company has not applied AcG-13 or EIC-128 retroactively.

Page 34

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Change in accounting estimates

Effective May 1, 2004, based on the Company’s review of its amortization policy with respect to aircraft airframes, the percentage of aircraft cost attributable to certain airframes has been decreased from 30% to 25% and the estimated useful life of such airframes has been increased from 15 years to 25 years. The effect of these accounting estimate changes has been accounted for prospectively in fiscal 2005 resulting in a decrease in amortization for the three and six months ended October 31, 2004 of $0.8 million and $1.6 million respectively.

4.	Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. The most significant changes include:

(i)
The reclassification of $52.4 million of inventory at April 30, 2004 to property and equipment. This reclassification relates to certain inventory items on hand in the Company’s repair and overhaul segment that are intended to be used and capitalized with respect to future inter-company major repair and overhaul work; and

(ii)
The reclassification in the consolidated statements of cash flows for the three and six months ended October 31, 2003 of the $14.7 million and $33.7 million respectively non-cash impact of the amortization of major components recorded as operating expense from ‘helicopter components’ in investing activities to items not involving cash in operating activities.

(iii)
The comparative consolidated balance sheet, statement of earnings and cash flow have been reclassified to reflect the results of businesses held for sale (discontinued operations) consistent with the current years presentation (Note 8).

5.	Variable interest entities

At October 31, 2004 the Company operated 21 aircraft under operating leases with eight entities that would be considered variable interest entities (“VIEs”) under U.S. GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2005 to 2011.

At April 30, 2003 U.S. GAAP (per FASB Interpretation No. 46 (“FIN 46”)), was effective for all VIEs created after January 31, 2003 and was effective for those VIEs created prior to January 31, 2003 for the Company’s interim period which commenced November 1, 2003. The Canadian guidance applies to all annual and interim periods beginning on or after November 1, 2004. Canadian guidance on this issue (AcG-15) is essentially consistent with the provisions contained in U.S. GAAP with regard to the disclosure and consolidation requirements for VIEs.

Page 35

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

5.	Variable interest entities (cont’d)

As at October 31, 2004, under FIN 46 and the revisions under FIN 46-R, the Company has concluded it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements. The application of FIN 46 and FIN 46-R has not had any impact on the Company’s consolidated financial statements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2004, the estimated fair market value of the aircraft leased from VIEs is $194.0 million as at October 31, 2004. The Company has provided junior loans, advance rentals and asset value guarantees in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and asset value guarantees as a result of its involvement with the VIEs is $10.0 million as at October 31, 2004.

6.	Cash flow information

Cash interest paid and cash taxes paid were as follows:

	Three Months Ended		Six Months Ended

	October 31,	October 31,	October 31,	October 31,
	2004	2003	2004	2003

Cash interest paid	$3,133	$5,947	$5,674	$15,632
Cash taxes paid	$2,646	$3,469	$5,370	$4,869

7.	Acquisitions

On August 17, 2004 the Company acquired 100% of the shares of Multifabs Survival Ltd. (“Multifabs”), an Aberdeen based company specializing in the production of cold-water survival suits for military forces, emergency services and offshore oil and gas companies around the world. On September 23, 2004 the Company also acquired a majority of the shares of Aero Turbine Support Ltd. (“ATSL”), an independent aircraft engine repair and overhaul company servicing General Electric CT58/T58 and Pratt & Whitney Canada, PT6T turboshaft engines. The total purchase price to acquire these companies was $18.3 million, including the assumption of debt and was financed through current operating facilities.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.	Acquisitions (cont’d)

These acquisitions were accounted for using the purchase method with results of operations included in the consolidated financial statements from the acquisition dates. Under the purchase method of accounting, the total estimated purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair market values as of the date of the completion of the acquisition. The following purchase price allocation is preliminary and has been allocated based on an estimate of the fair market values of the assets acquired and the liabilities assumed. The purchase price will remain preliminary until (i) a third party valuation of property and equipment, investments and significant intangible assets acquired is completed, (ii) a detailed review of the future income tax assets and liabilities is conducted, and (iii) the fair value of other assets and liabilities acquired is evaluated. The final determination of the purchase price allocation may differ significantly from the preliminary amounts presented. Based on the preliminary valuation, the purchase price was allocated based on the fair value of the net identifiable assets acquired as at the date of acquisition as follows:

	Multifabs	ATSL	Total

Cash	$4	$860	$864
Other current assets	4,730	1,343	6,073
Intangible assets (1)	5,691	-	5,691
Goodwill (2)	7,668	542	8,210
Property and equipment	1,810	1,615	3,425
Current liabilities	(2,108)	(1,083)	(3,191)
Long-term debt	(2,498)	-	(2,498)
Other liabilities	(670)	-	(670)
Non-controlling interest	-	(240)	(240)
Future income tax liabilities	(1,490)	(337)	(1,827)

	$13,137	$2,700	$15,837

(1)
Of the $5.7 million of acquired intangible assets, $2.9 million was assigned to customer contracts and relationships, $2.2 million for patents and registered designs and $0.6 million for trademarks and trade names. The intangible assets will be amortized on a straight-line basis over their estimated useful lives ranging from 8 - 15 years.

(2)	Goodwill of $8.2 million is not expected to be deductible for tax purposes and is related to businesses included in the Repair and overhaul segment.

Page 37

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Businesses held for sale (discontinued operations)

The Company has entered into separate agreements to sell its composites business segment CHC Composites Inc. (“Composites”) and non-core components of the Schreiner business segment legally operating as Schreiner Target Services Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”). Total proceeds expected from these divestitures are estimated at $18.1 million consisting of $13.9 million of cash and $4.2 million of non-cash consideration. The combined net asset value of the businesses held for sale (discontinued operations) at October 31, 2004 was $10.6 million. Total proceeds and any resulting gain or loss on sale will be impacted by closing date working capital, net total debt and other adjustments.

The sale of these businesses has not yet been consummated and therefore the disposals have not been reflected in these statements nor have the discontinued businesses long-term assets and liabilities been reclassified as current at October 31, 2004. The assets and liabilities of these businesses are measured at the lower of their carrying amount and their estimated fair value less costs to sell which has been benchmarked against sale proceeds estimated from the current proposed sales transactions. As a result, a fair value adjustment of $16.8 million, which includes $11.3 million allocated to property and equipment, has been recorded in the second quarter of the current year. This adjustment has been recorded in earnings from discontinued operations along with operating results from these discontinued businesses, including imputed interest on debt assumed by the buyer or required to be repaid as a result of the proposed disposal transactions.

Page 38

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Businesses held for sale (discontinued operations) (cont’d)

The following tables present the consolidated balance sheets and consolidated statements of losses of the businesses held for sale (discontinued operations) included in the consolidated financial statements:

	As at

	October 31,	April 30,
	2004	2004

Assets
Receivables	$10,327	$10,138
Future income tax assets	5,819	6,139
Inventory	12,771	11,782
Prepaid expenses	723	878

	29,640	28,937
Property and equipment, net	6,481	18,789
Intangible assets	4,458	4,678
Future income tax assets	-	3,046

Total assets of discontinued operations	40,579	55,450

Liabilities
Payables and accruals	24,685	23,856
Other liabilities	3,681	4,172
Future income tax liabilities	1,612	1,708

Total liabilities of discontinued operations	29,978	29,736

Net assets of discontinued operations	$10,601	$25,714

Page 39

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Businesses held for sale (discontinued operations) (cont’d)

	Three Months Ended		Six Months Ended

	October 31,	October 31,	October 31,	October 31,
	2004	2003	2004	2003

Revenue	$7,221	$1,353	$14,594	$2,841
Operating expenses	7,294	1,753	15,204	3,967

Loss before undernoted items	(73)	(400)	(610)	(1,126)
Amortization	(448)	(137)	(899)	(229)
Financing charges	(295)	(87)	(593)	(174)

Loss before income taxes	(816)	(624)	(2,102)	(1,529)
Income tax recovery	243	137	606	336

	(573)	(487)	(1,496)	(1,193)
Fair value adjustment	(16,783)	-	(16,783)	-

Net loss from discontinued operations	$(17,356)	$(487)	$(18,279)	$(1,193)

9.	Segment information

The Company's operations are segregated into five reportable segments. The segments are European flying, International flying, Schreiner, Repair and overhaul and Corporate and other.

	Three Months Ended October 31, 2004

					Corporate
	European	Int’l		Repair and	and
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	other[6]	Total

Total revenue	$115,282	$60,163	$39,414	$53,106	$4,125	$272,090
Less: Inter-segment revenues	(5,188)	(3,097)	-	(34,381)	(4,125)	(46,791)

Revenue from external customers	110,094	57,066	39,414	18,725	-	225,299
Operating expenses	89,915	45,665	30,076	9,027	7,727	182,410

Segment EBITDA[1]	$20,179	$11,401	$9,338	$9,698	$(7,727)	42,889

Amortization						(6,602)
Loss on disposals of assets						(10)
Financing charges						(9,220)
Equity in earnings of associated companies						2,774
Restructuring and debt settlement costs						(4,138)

Earnings before income taxes from continuing operations						25,693
Income tax provision						(9,680)

Net earnings from continuing operations						$16,013

Page 40

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Segment information (cont’d)

	Three Months Ended October 31, 2003

	European	Int’l		Repair and	Corporate
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	and other[6]	Total(7)

Total revenue	$115,822	$49,540	$-	$46,310	$3,414	$215,086
Less: Inter-segment revenues	(4,253)	(2,830)	-	(31,892)	(3,414)	(42,389)

Revenue from external customers	111,569	46,710	-	14,418	-	172,697
Operating expenses	93,128	40,144	-	2,866	6,428	142,566

Segment EBITDA[1]	$18,441	$6,566	$-	$11,552	$(6,428)	30,131

Amortization						(6,057)
Loss on disposals of assets						(493)
Financing charges						(4,111)
Equity in earnings of associated companies						2,446
Restructuring and debt settlement costs						(2,536)

Earnings before income taxes from continuing operations						19,380
Income tax provision						(3,400)

Net earnings from continuing operations						$15,980

	Six Months Ended October 31, 2004

					Corporate
	European	Int’l		Repair and	and
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	other[6]	Total

Total revenue	$237,173	$119,570	$80,932	$101,445	$9,133	$548,253
Less: Inter-segment revenues	(11,474)	(7,058)	-	(69,818)	(9,133)	(97,483)

Revenue from external customers	225,699	112,512	80,932	31,627	-	450,770
Operating expenses	183,600	92,108	63,867	11,653	12,254	363,482

Segment EBITDA[1]	$42,099	$20,404	$17,065	$19,974	$(12,254)	87,288

Amortization						(14,402)
Gain on disposals of assets						1,053
Financing charges						(18,215)
Equity in earnings of associated companies						5,867
Restructuring and debt settlement costs						(6,314)

Earnings before income taxes from continuing operations						55,277
Income tax provision						(15,992)

Net earnings from continuing operations						$39,285

	Six Months Ended October 31, 2003

					Corporate
	European	Int’l		Repair and	and
	flying[2]	flying[3]	Schreiner[4]	overhaul[5]	other[6]	Total(7)

Total revenue	$231,196	$95,821	$-	$89,270	$6,565	$422,852
Less: Inter-segment revenues	(7,628)	(5,494)	-	(61,532)	(6,565)	(81,219)

Revenue from external customers	223,568	90,327	-	27,738	-	341,633
Operating expenses	185,068	77,170	-	7,995	12,446	282,679

Segment EBITDA[1]	$38,500	$13,157	$-	$19,743	$(12,446)	58,954

Amortization						(11,654)
Gain on disposals of assets						598
Financing charges						(10,905)
Equity in earnings of associated companies						3,776
Restructuring and debt settlement costs						(3,816)

Earnings before income taxes from continuing operations						36,953
Income tax provision						(6,539)

Net earnings from continuing operations						$30,414

Page 41

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Segment information (cont’d)

Notes:
1.
Segment EBITDA is defined as segment earnings before amortization, gain (losses) on disposals of assets, financing charges, equity in earnings (losses) of associated companies, restructuring and debt settlement costs, and income taxes.

2.	Europe - includes flying operations in the U.K., Norway, Ireland and Denmark.
3.	International - includes operations in Australia, Africa and Asia and offshore work in eastern Canada and in other locations around the world.
4.	Schreiner - includes flying operations primarily in the Netherlands, Africa and Asia and includes other ancillary businesses including aircraft parts sales.
5.	Repair and overhaul - includes helicopter repair and overhaul operations based in Norway, Scotland, and Canada and survival suit and safety equipment production businesses.
6.	Corporate and other - includes corporate head office activities and applicable consolidation eliminations.
7.	Comparative information has been reclassified to reflect the results of businesses held for sale (discontinued operations) (Note 8).

10.	Employee pension plans

The Company maintains either defined benefit or defined contribution pension plans for substantially all of its employees.

Selected summary information about the Company’s defined benefit pension plans as at October 31, 2004 and April 30, 2004, is as follows:

	As at

	October 31,	April 30,
	2004	2004

Benefit obligations	$516,104	$543,906

Fair value of plan assets	$430,342	$440,222

Funded status
Defined benefit plans - funded (1)	$(45,672)	$(67,045)
Defined benefit plans - unfunded (2)	(40,091)	(36,639)

Total	(85,763)	(103,684)
Unrecognized net actuarial and experience losses, prior service costs and transition amounts	125,257	152,826
Pension guarantee deposits	2,562	2,696

Net asset recognized on the balance sheet	$42,056	$51,838

(1)	Funded plans require contributions to be made by the Company.
(2)	Unfunded plans do not require contributions from the Company

Page 42

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

10.	Employee pension plans (cont’d)

Of the net asset recognized on the balance sheet at October 31, 2004, $64.8 million (April 30, 2004 - $90.1 million) related to the funded plans is recorded in other assets and $22.7 million (April 30, 2004 - $38.3 million) related to the unfunded plans is recorded as an accrued pension obligation in other liabilities.

The Company’s net defined benefit pension plan expense for the periods ended October 31 is as follows:

	Three Months Ended		Six Months Ended

	October 31,	October 31,	October 31,	October 31,
	2004	2003	2004	2003

Current service cost	$4,445	$3,241	$9,601	$7,039
Interest costs	6,968	5,743	14,590	11,657
Expected return on plan assets	(7,163)	(5,097)	(14,512)	(10,369)
Amortization of net actuarial and experience losses	1,971	2	4,054	2,248
Amortization of prior service costs	(411)	2,699	(258)	2,852
Amortization of transition amounts	118	98	244	198
Participation contributions	(971)	(624)	(1,872)	(464)

Total	$4,957	$6,062	$11,847	$13,161

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2005 as required by funding regulations and law is $28.7 million. While the asset mix varies in each plan, overall the asset mix at October 31, 2004 was 41.4% equities, 32.7% fixed income and 25.9% money market.

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense year-to-date October 31, 2004 compared to fiscal 2004 are as follows:

	Six Months Ended
	October 31,	October 31,
	2004	2003

Discount rate	5.74%	5.78%
Expected long-term rate of return on plan assets	6.73%	6.92%

Page 43

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Financing Charges

	Three Months Ended		Six Months Ended

	October 31,	October 31,	October 31,	October 31,
	2004	2003	2004	2003
		(Note 4)		(Note 4)

Interest on debt obligations	$7,582	$6,977	$15,773	$14,678
Amortization of deferred financing costs	829	786	1,567	1,572
Foreign exchange loss from operating activities and working capital revaluation	1,006	2,159	1,199	2,253
Foreign exchange gain on debt repayment	-	(2,137)	-	(1,507)
Foreign exchange gain on revaluation of long-term debt	(415)	-	(378)	-
Foreign exchange gain on foreign currency agreement	-	(3,785)	-	(6,036)
Other	218	111	54	(55)

Total	$9,220	$4,111	$18,215	$10,905

12.	Restructuring and debt settlement costs

a)	Restructuring costs

During the three and six months ended October 31, 2004, the Company incurred restructuring costs of $4.1 million and $5.0 million respectively in connection with restructuring activities outside of those performed the prior fiscal year. These restructuring costs relate to general organization restructure planning and relocation of the Company’s head office to Vancouver, Canada and additional costs associated with related restructuring initiatives incurred primarily in Europe. Restructuring costs were comprised of severance, termination, relocation, consulting and other associated incremental costs directly associated with these activities. Of the $5.0 million incurred to date, $0.9 million relates to severance and termination costs.

It is estimated that total costs directly associated with general organization restructure planning and the decision to relocate its Company’s head office to Vancouver, Canada which includes severance, termination, relocation, consulting and other costs will approximate $5.2 million of which $3.5 million has been incurred to date. Additional restructuring costs that will be incurred in relation to other initiatives and activities are not yet determinable because specific plans, timing and approvals have not yet been determined or obtained. $1.5 million of these costs have been incurred to date.

Page 44

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

12.	Restructuring and debt settlement costs (cont’d)

During the three and six months ended October 31, 2003 the Company incurred $2.5 million (after tax $1.7 million) and $3.8 million (after tax $2.6 million) in costs in connection with the consolidation of its European operations and other related activities.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the three month period ended October 31, 2004:

Restructuring accrued July 31, 2004	$2,489
Additional restructuring cost accrued during the period	1,626
Restructuring cost paid during the period	(89)

Restructuring accrued October 31, 2004	$4,026

b)	Debt settlement costs

During the first quarter of the current fiscal year, the Company incurred $1.3 million (after tax, $0.9 million) of debt settlement costs in connection with the redemption in May and July 2004 of €1.0 million or approximately $1.8 million and €5.9 million or approximately $9.7 million, respectively, of its remaining 11¾% senior subordinated notes. Additionally, in June 2004, the Company redeemed the remaining $10.4 million of its 8% subordinated debentures. The debt settlement costs incurred during the first quarter of the current fiscal year were comprised of premiums, professional fees, write-off of deferred financing costs and other incremental costs directly associated with debt settlement activities.

Page 45

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

13.	Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

	Number of Shares
	000’s
	As at,

	October 31,	April 30,	October 31,
	2004	2004	2003

Issued:
Class A subordinate voting shares	18,410	18,378	18,017
Class B multiple voting shares	2,933	2,940	2,955
Ordinary shares	11,000	11,000	11,000
Class A subordinate voting shares that would be issued upon conversion of the following:
Class B multiple voting shares	2,933	2,940	2,955
Share options	1,400	1,425	1,766
Convertible debt	690	690	690

	Consideration
	000’s
	As at

	October 31,	April 30,	October 31,
	2004	2004	2003

Class A subordinate voting shares	$222,281	$221,532	$218,551
Class B multiple voting shares	18,719	18,719	18,815
Ordinary shares	33,000	33,000	33,000
Share loan	(33,000)	(33,000)	(33,000)
Class A subordinate voting shares Employee purchase loans	(1,688)	(1,823)	-

	$239,312	$238,428	$237,366

Contributed surplus	$3,291	$3,291	$3,291

Page 46

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

14.	Per share information

	Three Months Ended October 31, 2004

				Weighted
	Net earnings (loss)			average	Net earnings (loss) per share
				number of
	Cont.	Disc.		shares	Cont.	Disc.
	ops.	ops.	Total	(000's)	ops.	ops.	Total

	$16,013	$(17,356)	$(1,343)	21,343
Shares as security for Class A subordinate voting share employee purchase loans	-	-	-	(368)

Basic	16,013	(17,356)	(1,343)	20,975	$0.76	$(0.82)	$(0.06)
Effect of potential dilutive securities:
Share options				969
Convertible debt	96	-	96	690
Shares as security for Class A subordinate voting share employee purchase loans				368

Diluted	$16,109	$(17,356)	$(1,247)	23,002	$0.70	$(0.75)	$(0.05)

	Six Months Ended October 31, 2004

				Weighted
	Net earnings (loss)			average	Net earnings (loss) per share
				number of
	Cont.	Disc.		shares	Cont.	Disc.
	ops.	ops.	Total	(000's)	ops.	ops.	Total

	$39,285	(18,279)	21,006	21,329
Shares as security for Class A subordinate voting share employee purchase loans	-	-	-	(368)

Basic	39,285	(18,279)	21,006	20,961	$1.87	$(0.87)	$1.00
Effect of potential dilutive securities:
Share options				942
Convertible debt	192	-	192	690
Shares as security for Class A subordinate voting share employee purchase loans				368

Diluted	$39,477	$(18,279)	$21,198	22,961	$1.72	$(0.80)	$0.92

Page 47

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

14.	Per share information (cont’d)

	Three Months Ended October 31, 2003

				Weighted
	Net earnings (loss)			average	Net earnings (loss) per share
				number of
	Cont.	Disc.		shares	Cont.	Disc.
	ops.	ops.	Total	(000's)	ops.	ops.	Total

Basic	$15,980	$(487)	$15,493	20,911	$0.76	$(0.02)	$0.74
Effect of potential dilutive securities:
Share options				1,009
Convertible debt	123	-	123	690

Diluted	$16,103	$(487)	$15,616	22,610	$0.71	$(0.02)	$0.69

	Six Months Ended October 31, 2003

				Weighted
	Net earnings (loss)			average	Net earnings (loss) per share
				number of
	Cont.	Disc		shares	Cont.	Disc.
	ops.	ops.	Total	(000's)	ops.	ops.	Total

Basic	$30,414	$(1,193)	$29,221	20,891	$1.46	$(0.06)	$1.40
Effect of potential dilutive securities:
Share options				1,020
Convertible debt	245	-	245	690

Diluted	$30,659	$(1,193)	$29,466	22,601	$1.36	$(0.06)	$1.30

Page 48

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

14.	Per share information (cont’d)

Per share amounts are calculated using the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company’s shares on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price increases. There were 11 million ordinary shares outstanding at October 31, 2004 and at April 30, 2004, all of which are owned by the Company’s majority shareholder (See Note 13). The payment of dividends on these ordinary shares requires minority shareholder approval which has never been requested or granted. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

15.	Share option plan

Effective May 1, 2003, the Company began expensing share-option awards using the fair value method. This accounting change was applied prospectively in fiscal 2004 relating to share options issued on or after May 1, 2003. There was no impact on the financial results for the three and six months ended October 31, 2004 and October 31, 2003 as a result of adopting this accounting policy change, as no new share options were granted during these periods.

The table below presents pro-forma net earnings, basic earnings per share and diluted earnings per share had the fair value method been used to account for share options. These pro-forma disclosures pertain to certain share options granted in fiscal 2003 upon adoption of the new stock-based compensation standards May 1, 2002. There was no impact on the pro-forma earnings for the three and six month period ended October 31, 2004 as all share options granted in fiscal 2003 had vested as at April 30, 2004.

	Three Months Ended		Six Months Ended

	October 31,	October 31,	October 31,	October 31,
	2004	2003	2004	2003

Net (loss) earnings
As reported	$(1,343)	$15,493	$21,006	$29,221
Pro-forma	(1,343)	15,412	21,006	29,080
Basic (loss) earnings per share
As reported	$(0.06)	$0.74	$1.00	$1.40
Pro-forma	(0.06)	0.74	$1.00	1.39
Diluted (loss) earnings per share
As reported	$(0.05)	$0.69	$0.92	$1.30
Pro-forma	(0.05)	0.68	$0.92	1.29

Page 49

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

15.	Share option plan (cont’d)

The Black Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

Expected life	5 years
Expected dividend yield	0.6%
Risk-free interest rate	5.0%
Stock volatility	40.0%

As at October 31, 2004 total outstanding options were 1,400,672 (October 31, 2003 - 1,766,206). At October 31, 2004 all of the share options outstanding were exercisable (October 31, 2003 - 1,607,790). The weighted average exercise price of the total outstanding options at October 31, 2004 was $14.19 compared to $13.43 at October 31, 2003.

16.	Related party transactions

a)
During fiscal 2000, as a condition of securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinated voting shares at $7.25 per share. The estimated value of the loan proceeds attributable to the conversion feature of $951,000 was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $180,000 (2003 - $176,000) and $360,000 (2003 - $351,000) amortization of the above noted discount, was recorded on the loan during the three and six month periods ended October 31, 2004 respectively.

b)
The Company uses properties owned by companies affiliated with the controlling shareholder for customer events, meetings, conferences and social functions. Rent and usage fees of $49,000 (2003 - $143,000) and $192,000 (2003 - $302,000) were incurred with these companies during the three and six month periods ended October 31, 2004 respectively. These transactions were recorded at their exchange amounts.

c)
During the three and six months period ended October 31, 2004, $144,000 (2003 - $602,000) and $333,000 (2003 - $701,000) respectively was paid to Canadian Helicopters Limited, in which the Company has a 42.75% equity investment. These amounts related to the provision of helicopter flying services to the Company and were recorded at their exchange amounts.

Page 50

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

16.	Related party transactions (cont’d)

d)
During fiscal 2004, construction began on a new hangar and office building in Vancouver, Canada. The construction project is being managed by a subsidiary of a company owned by a relative of the Company’s controlling shareholder. Such subsidiary will receive a fee of 7% including costs for managing the construction of the building. As at October 31, 2004, $5.5 million (2003 - $1.1 million) was paid for construction costs with such amount being capitalized to fixed assets and was recorded at its exchange amount.

e)
From May 1, 2004 to October 31, 2004 the Company recorded $26.5 million in revenue from ACN, in which the Company has a 40% equity investment. Such revenue was primarily associated with the flying of aircraft and related activities, sale of aircraft parts and amounts billed under PBH contracts. These transactions were recorded at their exchange amounts.

17.	Guarantees

The Company has provided limited guarantees to third parties under some of its operating leases in connection with a portion of the aircraft values at the termination of the leases. The leasees have terms expiring between 2005 and 2012. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans and deferred payments is approximately $27.5 million at October 31, 2004 compared to $25.5 million at April 30, 2004. The resale market for the aircraft type for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

18.	Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from U.S. GAAP. If U.S. GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended		Six Months Ended

	October 31,	October 31,	October 31,	October 31,
	2004	2003	2004	2003

Net earnings (loss) according to Canadian GAAP	$(1,343)	$15,493	$21,006	$29,221
Pre-operating expenses	(400)	472	(701)	813
Loss (gain) on sale of assets/amortization expense	(14)	515	(28)	505
Ineffective portion of net investment hedge	-	(605)	-	(7,507)
Effect of foreign currency indemnity agreements	(140)	(3,778)	(278)	(5,284)
Effect of revaluation of US $ debt	16,275	-	22,500	-
Effect of asset value guarantees	266	-	122	-
Effect of currency swaps	(7,186)	-	(10,652)	-
Internal-use software expenses	50	-	(44)	(52)
Decrease in income tax expense	2,394	894	2,445	2,428
Other	13	-	42	-

Net earnings according to U.S. GAAP	9,915	12,991	34,412	20,124
Other comprehensive earnings, net of income tax:
Foreign currency translation adjustment	(16,665)	(7,732)	(38,939)	(25,061)
Ineffective portion of net investment hedge	-	485	-	6,020
Minimum pension liability adjustment	25,661	8	5,800	29,071
Interest rate swap adjustment	-	827	-	1,953
Foreign currency cashflow hedge adjustment	8,064	-	7,162	-
Fair value adjustment of available-for-sale securities	(1,255)	-	(1,049)	-
Effect of equity forward price agreement	237	-	691	-

Comprehensive earnings according to U.S. GAAP	$25,957	$6,579	$8,077	$32,107

Basic net earnings per share according to U.S. GAAP	$0.47	$0.62	$1.64	$0.96

Diluted net earnings per share according to U.S. GAAP	$0.43	$0.58	$1.50	$0.89

Page 52

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

18.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes. The most significant variances pertaining to the October 31, 2004 balance sheet are listed below:

•	Current assets would increase by $5.5 million to record the current prepaid portion of asset value guarantees and the fair value impact of forward foreign currency contracts.
•	Property and equipment would increase by $1.6 million to record acquisition and amortization differences.
•	Long-term investments would decrease by $1.3 million to adjust available-for-sale securities to fair market value.
•
Other assets would decrease by $6.1 million to recognize the fair value impact of asset value guarantees, pre-operating costs adjustment, minimum pension liability adjustment, and the fair value impact of forward foreign currency contracts.

•	Future income tax assets would increase by $5.6 million to tax-effect adjustments to net earnings and comprehensive earnings under U.S. GAAP and to reverse tax changes not yet enacted.
•
Other liabilities would decrease by $7.5 million to recognize the minimum pension liability adjustment, foreign currency translation adjustments related to currency swaps recorded in comprehensive earnings, asset value guarantees, and foreign currency indemnity agreements.

•	Future tax liabilities would decrease by $1.9 million to tax-effect adjustments to net earnings and comprehensive income under U.S. GAAP.
•	Long-term debt would increase by $0.5 million to record the full proceeds received from the issuance of convertible debt.
•
Accumulated other comprehensive earnings would be recorded at $(36.5) million under U.S. GAAP for foreign currency translation, minimum pension liability, interest rate swap adjustments, currency swap adjustments, the impact of the ineffective portion of the net investment hedge, foreign currency cash flow hedge adjustments, equity forward price agreements, and the fair-value adjustment of available-for-sale securities.

•	Retained earnings would increase by $10.1 million to reflect the cumulative net effect of Canadian and U.S. GAAP differences.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
For the periods ended October 31, 2004 and 2003
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

19.	Subsequent events

a)
Subsequent to quarter end the Company agreed to the terms of revised senior credit facilities to replace the existing facilities which were due to mature in July 2005. The new senior facilities consist of a revolving facility of US dollar 175 million (existing US dollar 105 million), a revolving facility of pound sterling 6.8 million (existing pound sterling 6.8 million), a non-revolving facility of pound sterling 7.9 million (existing pound sterling 7.9 million) and a non-revolving facility of euro 66.1 million (existing euro 66.1 million). The terms of the revised senior credit facilities provide for increased flexibility in both financial and non-financial covenants, extension of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

The revised senior credit facility will be provided by a syndicate of banks.

b)
Subsequent to quarter end the Company announced an agreement to acquire the assets and capabilities of Coulson Aero Technologies Ltd. (“CAT”), a B.C.-based helicopter component and turbine engine maintenance repair and overhaul (MRO) company with annual revenues of approximately $6.5 million. With this agreement, and the recent acquisition of Aero Turbine Support and announced start-up of CHC’s S61/S76 dynamic component overhaul facility, CHC Global Support immediately gains the capability to support, on a nose-to-tail basis, its entire fleet of more than 80 S76 and S61 aircraft, and to compete for helicopter support work for a worldwide fleet of more than 500 aircraft in this sector. The Company will also enter into a five-year agreement to provide exclusive MRO services, for major components and engines, to Coulson Aircrane Ltd. (“CAL”), a B.C.-based company operating five Sikorsky S61 aircraft.